UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

(Amendment No. 1)

Argyle Security, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

040311102
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Roni Chaimovski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 349,346 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 349,346 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,346 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON* IN

(1) Includes warrants to purchase 14,187 shares of the issuer’s common stock.

CUSIP No. 040311102	13G	Page 3of4 Pages

Item 1(a).	Name of Issuer: Argyle Security, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 200 Concord Plaza, Suite 700, San Antonio, TX 78216

Item 2(a).	Name of Person Filing: Roni Chaimovski

Item 2(b).	Address of Principal Business Office or if none, Residence: 200 Concord Plaza, Suite 700, San Antonio, TX 78216

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e).	CUSIP Number: 040311102

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 349,346 (1)

(b)	Percent of Class: 5.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 349,346 (1)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 349,346 (1)

(iv)	shared power to dispose or to direct the disposition of: 0

(1) Includes warrants to purchase 14,187 shares of the issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

                                /s/ Roni Chaimovski
Name: Roni Chaimovski